LIGHTSPEED POS CODE OF CONDUCT AND ETHICS 1 Code of Conduct and Ethics

LIGHTSPEED POS CODE OF CONDUCT AND ETHICS 2 At Lightspeed, our mission is to ignite businesses everywhere, because when local shops and restaurants succeed, the communities around them benefit too. Putting Lightspeed’s values into practice, we help shape our products and create vibrant communities, more cohesive societies, and a better world. On the journey, we strive to build our own communities in which we can all do the best work of our lives. Honest and ethical conduct is critical to achieving these goals. This Code reflects our collective pledge to treat every member of our communities with respect and integrity, and to foster a diverse and inclusive culture which upholds the highest standards of ethical conduct, honesty, and accountability.

LIGHTSPEED COMMERCE CODE OF CONDUCT AND ETHICS 3 Lightspeed Communities The communities of which we are a part are vibrant and diverse. They include our colleagues, Lightspeed’s customers, prospects, partners and suppliers, Lightspeed’s shareholders, the broader communities in which we live and work, Lightspeed the company itself and even Lightspeed’s competitors. This list is not exhaustive. While some of the duties and obligations in this Code are owed to specific community members, most apply generally to all members of our communities. As you consider your actions in light of the duties and obligations in this Code, please bear in mind how they affect all of the members of our communities. When we refer to “Lightspeed”, we mean Lightspeed Commerce Inc. and its affiliated entities worldwide. When we use “we”, “our” or “us”, it refers to our collective commitment to this Code, which represents an agreement amongst all of us who are subject to it. If you are an employee, board member, contractor, or consultant of Lightspeed, then this Code applies to you and you are included in “we”, “our” and “us”. The Basics This Code is a set of common-sense rules intended to guide our decision making. If you think the Code’s application to any situation is unclear, ask yourself: • Is this fair? • Is this legal? • Would it be okay if this happened to me? • Would it be okay if this were published online? • Would I feel comfortable describing this situation to a judge? What about to a loved one? If you have doubts about the answers to any of these questions, speak to your manager or a member of the Legal team. Ultimately, Lightspeed’s General Counsel and Board of Directors are responsible for interpreting and applying this Code. You will be required to certify annually that you have read and understood this Code. Leading by Example If you are a leader at Lightspeed, we expect you to lead by example. We should all strive to be leaders at Lightspeed. If you manage relationships with parties outside of Lightspeed, we expect you to ensure that those parties, whether they are agents, consultants, independent contractors or other

LIGHTSPEED COMMERCE CODE OF CONDUCT AND ETHICS 4 third parties, are informed of the relevant provisions of this Code. We need to make sure that these parties know what we expect of them when conducting business with or on behalf of Lightspeed. Do the Best Work of Your Life and Help Others Do the Best Work of Their Lives At Lightspeed, we treat others the way we want to be treated. This means that we must: • be honest and accountable in our behavior, decision-making and communication • respect and deal fairly with everyone we encounter • think about the consequences of our actions • report violations of this Code This also means that we must never: • act maliciously toward anyone • make statements that are untrue, misleading, deceptive or fraudulent • take unfair advantage of another member of our communities, including through manipulation, concealment, abuse of confidential information, misrepresentation of material, or any other unfair dealing • engage in illegal, unethical or underhanded competition • act in a way that could embarrass Lightspeed • ignore violations or suspected violations of this Code Harassment, Bullying, Violence or Discrimination Lightspeed is committed to diversity, equity and inclusion. Accordingly, Lightspeed does not tolerate harassment (including sexual harassment), bullying, violence or discrimination, especially on the basis of race, religion, age, gender (including pregnancy and childbirth), marital status, family status, sexual orientation, national or ethnic origin, disability, veteran status, or any ground or activity specifically protected by law or Lightspeed policy. If you are aware of any harassment, sexual harassment, bullying, violence or discrimination, please report it in accordance with the appropriate Lightspeed policy and procedure. As we strive to foster a culture of inclusion at Lightspeed, we want you to feel comfortable that you can come forward without fear of reprisal; we strictly prohibit retaliation against anyone who makes a good faith report of harassment, sexual harassment, bullying, violence or discrimination.

LIGHTSPEED COMMERCE CODE OF CONDUCT AND ETHICS 5 Workplace Health and Safety Lightspeed strives to comply with all applicable health and safety laws and regulations as part of its commitment to providing a healthy and safe working environment. We are all responsible for doing our part to maintain this work environment by working safely with due regard for your own safety and that of others and reporting accidents, injuries, hazards and unsafe practices. Together We Can Achieve More Momentum builds when we all move in the same direction. Momentum slows when some of us move in different directions. We all have a duty to advance Lightspeed’s interests when the opportunity arises. Don’t take for yourself opportunities that belong to Lightspeed or are discovered using Lightspeed assets, information, or your position. Don’t compete with Lightspeed. Conflicts of Interest Avoid conflicts of interest by putting Lightspeed’s interests above your personal interests or those of your team. A "conflict of interest" exists whenever your private interests (or those of your partner or other members of your household or family) interfere (or even appear to interfere) with the interests of Lightspeed. By way of example, the following situations may give rise to a conflict of interest: • you (or your partner or another member of your household or family) receive cash, gifts or other benefits that are intended to improperly influence how you perform your job; o Example: accepting concert tickets from a prospective hire • you (or your partner or another member of your household or family) perform services as a consultant, employee, board member, or advisor for, or have a financial interest in, a Lightspeed competitor, other than services performed at the request of Lightspeed and other than a financial interest representing less than one percent (1%) of the outstanding shares of a publicly-held company; or o Examples: contributing to an open source POS system; moonlighting as a salesperson for another company. • you use your position with Lightspeed to influence a transaction with a vendor or customer in which you have a personal interest, other than a financial interest representing less than one percent (1%) of the outstanding shares of a publicly-held company. o Example: deciding to purchase software licenses so a family member will receive commission on them

LIGHTSPEED COMMERCE CODE OF CONDUCT AND ETHICS 6 • you are in a romantic relationship with another Lightspeeder that could give rise to the appearance of a conflict or you have a family member reporting to you o Example: dating a direct or indirect report; hiring your child or partner Lightspeed respects your right to privacy in your personal affairs. You are responsible to ensure you conduct yourself free from conflict. If you believe you have a conflict of interest or if you believe others may perceive that you have a conflict of interest, you should disclose it to the General Counsel so that steps can be taken to protect you and Lightspeed. IP Protection Remember your contractual obligations to Lightspeed with respect to inventions and intellectual property. Lightspeed’s trademarks, copyrights, inventions, patents, domain names, industrial designs, trade secrets and “know-how” are among its most important assets. Unauthorized or improper use can lead to a loss in their value to the detriment of us all. Intellectual property should not be used or disclosed without appropriate safeguards like non-disclosure agreements or licenses in place. In the same way, we must respect the intellectual property rights of third parties and obtain proper licenses for any software, images, fonts, code, video or other media. When using open source software, be sure to comply with any terms of use and beware of the impact of any such terms on other company intellectual property. Confidentiality Lightspeed strives to be transparent in its internal communications and trusts that you will maintain the confidentiality of any business information to which you have access. As a default position, you can safely assume that if business information is not posted on Lightspeed’s external website it is confidential. Any business information that might, if disclosed, be valuable to Lightspeed’s competitors or harmful to a member of a Lightspeed community must be carefully protected. This is not to say that confidential business information cannot be shared with third parties, but we all must be careful to put in place appropriate safeguards, such as non-disclosure agreements, when there are legitimate business reasons to share confidential information. Information is one of Lightspeed’s most valuable assets and its unauthorized disclosure hurts us all. Reporters, market professionals such as analysts, investors, advisers, brokers and dealers, security holders and even members of your communities may ask you for information concerning Lightspeed. Unless you are specifically authorized to do so, you must not discuss company matters with, or provide company information to these parties, including via social media. All employees and contractors are also expected to comply with Lightspeed’s policies for posting to social media networks, personal blogs, or websites, in particular Lightspeed’s Social Media Policy.

LIGHTSPEED COMMERCE CODE OF CONDUCT AND ETHICS 7 If you are unsure of whether you are authorized to provide information to these parties, check with your manager. If a third party approaches you for comment on a Lightspeed matter, politely decline and refer them to an authorized company spokesperson. Any disclosure of company matters must be made in accordance with Lightspeed’s Disclosure Policy. Use Lightspeed Assets Responsibly We must all protect Lightspeed's assets and ensure their efficient use. Theft, carelessness, and waste, including irresponsible spending, impact Lightspeed’s profitability and so directly affect us all. Lightspeed’s assets are to be used for legitimate business purposes. Incidental personal use is allowed, but if you wish to use a company asset in support of your charitable or other professional activities, you must obtain permission from your direct manager (in the case of employees) or the Chair of the Compensation, Nominating and Governance Committee (in the case of board members). You should never: • hack or access the internal computer system or other resource of another entity without express written authorization from the entity responsible for operating the system or resource • commit any unlawful or illegal act, including harassment, libel, fraud, sending email or objectionable content in violation of applicable laws, including anti-spam laws • traffic in contraband of any kind • participate in any form of espionage. If you are authorized to access another entity’s internal computer system or other resource, record such authorization for future reference and do not exceed the scope of such authorization. All data residing on or transmitted through Lightspeed’s computing and communications facilities, including email and word processing documents, are Lightspeed property. Such data may be subject to inspection, retention or deletion at any time with or without your knowledge, consent or approval, unless such knowledge, consent or approval is required by applicable law. Let’s All Be Upstanding Members of our Communities Applicable Laws It goes without saying that we must respect all laws, regulations, policies and rules applicable to our operations, including our own policies and procedures. Lightspeed is a global business and this means we must all understand and comply with laws, regulations, policies and rules in many different places governing many different topics.

LIGHTSPEED COMMERCE CODE OF CONDUCT AND ETHICS 8 Laws and regulations exist at the international, national, state and provincial and even local level. We have adopted our own policies and procedures to govern Lightspeed’s business operations, including this Code. Lightspeed’s customers, vendors and partners also have or are subject to laws, regulations, policies and rules that we must respect to do business with them. Use good judgment and common sense in your efforts to comply with all applicable laws, regulations, policies and rules and ask for help when you are uncertain. The Legal team is always available to answer questions. Although the list below is not exhaustive, it provides an overview of the types of laws of which we need to be aware in our day- to-day work with Lightspeed: Privacy and Data Protection Laws. Lightspeed is committed to maintaining the accuracy, confidentiality, security and privacy of the personal information of its customers and their clientele, prospects, vendors, partners and employees, and to complying with applicable privacy and data protection laws. These laws are complex and rapidly changing. If you have questions regarding Lightspeed’s privacy and security policies or your obligations regarding personal information, you should contact the Legal team or the Information Security team. Insider Trading Laws. Insider trading is unethical and illegal. Applicable laws prohibit trading in securities of Lightspeed by persons who have knowledge of material information regarding the business or securities of Lightspeed that is not generally known or available to the public (for example, material information that is not available on Lightspeed’s website, which is commonly referred to as material non-public information). You shall observe all prohibitions and requirements under such laws at all times. Lightspeed has adopted an Insider Trading Policy, and you are expected to review such policy periodically and follow it at all times. The Insider Trading Policy generally provides that if you have access to or knowledge of material non-public information from or about Lightspeed, you are not permitted to buy, sell or otherwise trade in Lightspeed securities, including by exercising options or other derivative securities, whether or not you are using or relying upon that information, or to inform or tip others of such information, as well as a pre-clearance process with the General Counsel for proposed transactions of Lightspeed securities. The Legal Department is available to assist in answering questions about the applicability of the Insider Trading Policy. Laws in Respect of Corruption, Foreign Business Dealing and Improper Payments. Do not pay, loan, or otherwise provide any funds or assets as bribes, kickbacks, or other payments designed to influence the conduct of the recipient or the outcome of any business transaction. Do not give anything of value to a government official, a political party or party official, a political candidate, or an official of a public organization for the purpose of

LIGHTSPEED COMMERCE CODE OF CONDUCT AND ETHICS 9 influencing or inducing the recipient to obtain, retain, or direct business for or to any person or for the purpose of securing any improper advantage. Giving or receiving certain gifts can be an acceptable business practice, but only if doing so neither gives rise to a conflict of interest nor violates the laws described above and the following policy. Lightspeed relies on the honor system to ensure that you (or your partner or another member of your household or family) and anyone else acting on Lightspeed’s behalf only accept gifts or entertainment that are reasonable in the circumstances and which do not give their provider an unfair advantage. The purpose of entertaining business associates and giving gifts in a commercial setting is to create goodwill, build rapport and develop relationships, and not to gain unfair advantage with, nor to take unfair advantage of, clients, prospects, partners or vendors. You (or your partner or another member of your household or family) must not offer, give or provide any entertainment or gift unless it: • is not a cash gift; • is consistent with customary business practices; • is not excessive in value; and • does not violate any laws, regulations or rules (including rules specific to customer procurement processes). Speak to the Legal Department if you have any question about the appropriateness of any entertainment or gift. Criminal Laws . Please inform HR if you are charged or found guilty of a criminal offence that may affect your ability to perform your role at Lightspeed, such as impaired driving or assault. Competition and Anti-Trust Laws . We must abide by competition and anti-trust laws which, among other things, prohibit the abuse of market power, predatory conduct intended to eliminate or exclude a competitor and arrangements that inhibit competition or restrain trade. Sustainability, Social Responsibility and the Environment We strive to make responsible, sustainable choices when it comes to protecting the environment and urge you to do so too. Lightspeed is committed to complying with all applicable environmental laws and regulations, and employees are expected to support Lightspeed’s efforts to develop, implement and maintain procedures and programs designed to protect and preserve the environment. Third-party suppliers are required to comply with our Supplier Code of Conduct. Lightspeed is committed to acting against human trafficking, child labor and forced labor in our operations and supply chain, as stated in our Statement on Anti-Modern Slavery and Human Trafficking.

LIGHTSPEED COMMERCE CODE OF CONDUCT AND ETHICS 10 Financial and Reporting Integrity We all have a role to play in ensuring financial and reporting integrity. It isn’t just the domain of the Finance team. All of Lightspeed’s books, records, accounts and financial statements must be maintained in reasonable detail, must properly and accurately reflect our transactions and must conform to applicable financial reporting and accounting laws and to our system of internal controls. It’s important for all of us to keep, record and act on data promptly and accurately, including filing expense reports, submitting invoices and producing accurate budgets and forecasts. We must not try to coerce, manipulate, mislead or influence fraudulently anyone engaged in performing an audit or review of Lightspeed’s financial statements. Similarly, Lightspeed’s submissions and filings with securities regulatory authorities and other public communications must be timely, full, fair, accurate and easy to understand. Colleagues or authorized Lightspeed spokespersons may ask you to provide information necessary to ensure that Lightspeed’s public disclosures meet these criteria. If called upon, you must provide responsive, prompt and accurate information. If you have concerns or complaints regarding questionable accounting, internal accounting controls, public disclosure or auditing matters, you should submit those concerns or complaints in accordance with our Whistleblower Policy. Reporting Violations We all have a responsibility to report violations, suspected violations or imminent violations of this Code, our policies or any other illegal or unethical behavior at Lightspeed. Reports can be made to your manager. If you are reluctant to make a report directly, you can make the report anonymously in accordance with our Whistleblower Policy. If your concerns or complaints require confidentiality, including anonymity, this confidentiality will be protected to the extent permitted by, and subject to, applicable laws. If any board member or executive management team member receives information regarding an alleged violation of this Code, he or she shall, as appropriate, (a) evaluate the information, (b) if the alleged violation involves an officer or a board member, inform the Board of Directors of the alleged violation, (c) determine whether it is necessary to conduct an informal inquiry or a formal investigation and, if so, initiate an inquiry or investigation (engaging legal counsel as necessary) and (d) keep a record of the inquiry or investigation results and disposition of the matter, reporting such results and disposition to the Board of Directors to the extent the alleged violation involves an officer or a board member. We expect you to cooperate fully with any inquiry or investigation. Failure to cooperate may be grounds for disciplinary action, up to and including termination.

LIGHTSPEED COMMERCE CODE OF CONDUCT AND ETHICS 11 While we prefer to address matters internally, we do not discourage reporting any illegal activity to an appropriate authority. You are never expected to violate the law and you should promptly report it if you are asked to do something that violates the law or if you are asked not to do something that the law requires you to do. We Do Not Tolerate Retaliation We do not tolerate retaliation of any kind by or on behalf of Lightspeed, its board members or employees against anyone who (a) makes a good faith report or complaint of a violation of this Code or any of our policies, or other illegal or unethical conduct, or (b) cooperates in an investigation by a governmental or regulatory authority or by Lightspeed, where the person cooperating has a good faith belief that a violation of law, this Code, or another policy has occurred. We need your active cooperation, and require your full support, if we are to maintain the standards of conduct in this Code. Waivers of this Code While some of the policies contained in this Code must be strictly adhered to and no exceptions can be allowed, in other cases exceptions may be appropriate. If you believe that an exception to any of these policies is appropriate, you should first contact your manager (board members and officers should approach the Chair of the Compensation, Nominating and Governance Committee). If your manager agrees that an exception is appropriate, the approval of the General Counsel or the Chief Financial Officer, as appropriate, must be obtained. For any issues or concerns pertaining to accounting, internal financial controls or auditing, the General Counsel or the Chief Financial Officer, as applicable, if he or she agrees that an exception is appropriate, shall refer the matter to the Compensation, Nominating and Governance Committee for final adjudication. The General Counsel and the Chair of the Compensation, Nominating and Governance Committee shall be responsible for maintaining a record of all requests for exceptions to any of these policies and the disposition of requests. Any waiver of this Code for board members or officers or any change to this Code that applies to board members or officers may be made only by resolution of board members and may be disclosed if required by law or applicable securities rules or regulations. Violations of this Code Non-compliance with this Code may result in disciplinary action up to and including termination of employment. Certain violations may require Lightspeed to refer the matter to appropriate governmental or regulatory authorities for investigation or prosecution. Moreover, any manager who directs or approves of any conduct in violation of this Code, or who has knowledge of misconduct and does not immediately report it, may be subject to disciplinary action, up to and including termination.

LIGHTSPEED COMMERCE CODE OF CONDUCT AND ETHICS 12 Amendment This Code may be amended, altered or terminated at any time for any reason. The most current version of this Code can be found on investors.lightspeedhq.com. This Code is not an employment contract. The obligations set out in this Code are in addition to, and not in lieu of, any obligations set out in any agreement between any board member or employee and Lightspeed. As members of Lightspeed communities, we all contribute in our own way to Lightspeed’s success and we all benefit when Lightspeed is successful. Last modified: August 2022

Document Name 7 info@lightspeedhq.com 700 St-Antoine Est, Suite 300 Montréal, Québec Canada, H2Y1A6 Telephone 855-300-7108 (Québec) 866-932-1801 (North America) +1-514-907-1801 (International) Fax 514-221-4499